NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2011. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed	5
	today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission regarding a press release entitled “ePLDT acquires IP Converge Data Services, Inc.”.

Exhibit 1

October 12, 2012

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto captioned “ePLDT acquires IP Converge Data Services, Inc.”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

October 12, 2012

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director – Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto captioned “ePLDT acquires IP Converge Data Services, Inc.”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,212 As of September 30, 2012	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. October 12, 2012

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200

Address of principal office
Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 9 (Other Events)

Attached hereto is a press release entitled “ePLDT acquires IP Converge Data Services, Inc.”.

Pursuant to the requirements of the Securities Regulations Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By:

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

October 12, 2012

ePLDT acquires IP Converge Data Services, Inc.

October 12, 2012, Manila: Philippine Long Distance Telephone Company (“PLDT”) announced today that its wholly-owned subsidiary, ePLDT, Inc. (“ePLDT”) and IP Ventures Inc. (“IPVI”) signed a Sale and Purchase Agreement covering the purchase by ePLDT of 100% of the issued and outstanding capital stock of IP Converge Data Sevices, Inc. (“IPCDSI”).

IPCDSI owns and operates two (2) Internet data centers in the country and provides enterprises with managed data services and cloud-based business solutions across a wide range of industries including IT solutions providers, gaming companies, e-learning and healthcare. IPCDSI is the country’s first and only Salesforce.com Cloud Alliance Partner providing Salesforce CRM licenses and consulting services to businesses. In addition, the company is also the country’s premier Google Enterprise Partner, allowing local organizations to adopt a cloud computing mindset and to ThinkOutCloud™.

“Our investment in IPCDSI allows us to complete our multi-tiered data center product suite and expand our cloud solutions business,” said Napoleon L. Nazareno, President of PLDT. “With the combined capacity of our data centers reaching about 2,000 racks, we are strongly positioned to service the growing data center and business solutions requirements of both large-and medium-sized businesses going forward,” added Nazareno.

“Combining the reach of the PLDT network, the strength of PLDT VITRO’s data infrastructure and IPCDSI’s data center footprints and partnerships with major technology and cloud players, PLDT sustains its leadership position as the best in class ICT solutions across the wide spectrum of our enterprise business portfolio, from SMEs to the larger local corporate and multinationals,” said Ernesto Alberto, PLDT Executive Vice President, Head of Enterprise, International and Carrier Business.

PLDT VITRO’s network of Data Centers located at Pasig, Cebu and Subic are purpose-built, industrial-strength data centers that leverages on the PLDT Group’s robust telecommunications infrastructure, PLDT VITRO provides redundant and high-capacity nationwide and overseas.

“We see this agreement with PLDT as a major milestone for the Company. PLDT brings tremendous strategic value to the table. With the extensive synergies between PLDT and IPDCSI, IPDCSI will have greater business scalability which will drive growth across all of its business segments,” said Enrique Y. Gonzalez, CEO of IPVI.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups — wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless and fixed line networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Ramon R. Isberto
PLDT Spokesperson
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: October 12, 2012